UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 25 April 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X         Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes              No X

Issued by Harmony Gold
Mining Company Limited
25 April 2013
For more details contact:
Henrika Basterfield
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Rescue efforts concluded at Harmony’s Phakisa mine
Johannesburg. Thursday, 25 April 2013. Harmony Gold Mining Company Limited
(“Harmony” or the “Company”) advises that the rescue teams have recovered the body of the missing mineworker at its Phakisa mine near Welkom at approximately 13:00 today.
The employee went missing after a fire started at the mine on Tuesday afternoon. The cause of the fire is still unknown and the containment and efforts to extinguish the underground fire are ongoing.
Harmony’s Chief Executive Officer, Graham Briggs and his management team, wish to express their sincere condolences to the family and friends of the deceased.
We wish to thank everyone involved in the rescue efforts – the mine rescue teams, the
Mine Rescue Services, the Department of Mineral Resources, the operational teams and the unions.
About Harmony
Harmony was incorporated 62 year ago and is one of the largest gold mining companies in the world and the third largest gold producer in South Africa with a reported production of 1.17* million ounces of gold for the financial year 2012 and Mineral Reserves of 52.9 million ounces. Harmony is a multi-listed company and its primary listing is on the JSE Limited (ticker: HAR). The company’s shares are also quoted in the form of
American Depositary Receipts (ADRs) on the New York Stock Exchange (ticker: HMY) and as International
Depositary Receipts (IDRs) on the Berlin (ticker: HAM1) and Brussels exchanges (HMY).
Harmony operates mines in South African and Papua New Guinea. In South Africa, the company has ten underground mines and one open-pit mine and several surface operations in South Africa. In PNG, Harmony has a 50% interest in the Morobe Mining Joint Ventures, which includes Hidden Valley, an open-pit gold and silver mine, the exciting Wafi -Golpu project, and extensive exploration tenements. Outside the joint venture,
Harmony’s own exploration portfolio focuses principally on highly prospective areas in PNG. The Company’s head office is situated in Randfontein, South Africa.
*Continued operations
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: April 25, 2013
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director